August 31, 2006

VIA EDGAR

Adam Halper
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Mark P. Shuman
Branch Chief - Legal
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Re: GSE Systems, Inc.
Registration Statement on Form S-3/A
Filed on July 26, 2006
File No. 333-134569

Dear Messrs. Halper and Shuman,

This follows up your August 23, 2006 SEC Comment Letter regarding GSE Systems Inc.’s (the “Company”) recent Form S-3/A filing referenced above.

We have reviewed comments provided by the Commission Staff and have revised the Form S-3/A accordingly. In addition, as per the Commission Staff’s request, the Company has updated certain information in the sections captioned Recent Developments, Dividend Policy, Description of Our Share Capital, Market Price Information, Selling Security Holders and Incorporation of Certain Information By Reference to reflect any developments since the filing of the Form S-3/A on July 26, 2006. The second amendment to the Form S-3 will be submitted via Edgar in redline format and as an Adobe file.

Our responses are in bold type and track the comments in the Staff’s letter as follows:

Form S-3

Registration Front Cover

1.	Please revise to include the complete registration number of 333-134569.

We have inserted the registration number.

Calculation of Fee Table

2.
Footnote (5) states that paragraph (c) of Rule 457 was used to compute the filing fee. That sub-paragraph, which applies to registered resale transactions, requires that you select the average of the bid and asked prices for one of the five trading days preceding your initial filing of the registration statement on May 30, 2006. As such we do not understand why you use a stock price of $.67 for 900,000 of the shares and $.01 for 367,647 of the shares, as the issuance of those shares is not being registered. The fee computed with respect to all shares offered for resale should be computed using the same price that is selected in accordance with the applicable sub-paragraph of Rule 457.

        We have reviewed Rule 457. Pursuant to Rule 457, the formula utilizing the average high and low sales prices was employed to determine the correct filing fee. The Company chose May 22, 2006 for purposes of computing the filing fee.

Cover Page

3.
Please reorganize the text so that the information in the fourth paragraph is provided before the cross reference to the risk factors. Also, delete the sixth and seventh paragraphs of the final sentence on the cover page. With respect to the sixth paragraph, a contact number of a company employee does not appear key information that investors need to obtain on the cover of the prospectus. With respect to the seventh paragraph, the legalistic disclaimer is not consistent with the requirements of paragraph (d) of Rule 421.

We have reorganized the fourth paragraph and deleted the sixth and seventh paragraphs on the cover page.

Description of Securities to be Registered, page 13

4.
This caption should be eliminated or revised, because the securities being registered are shares of common stock, not “The Preferred Stock” or “The Warrants, NESC Warrant, Exchange Warrant and LMF Warrant” that you reference in the sub-captions of this section and describe thereunder. Much of the information in this section concerns prior transactions and arrangements with the selling shareholders and would be better presented as such. The description of the preferred stock should be presented under the caption “Description of Our Share Capital”, as the rights of common holders you describe in that section are necessarily limited by the preferred stock.

We have eliminated the caption “Description of Securities to be Registered.” The description of the preferred stock is presented under the caption “Description of Our Share Capital” (See page 13). Pursuant to the Staff’s comments, we have eliminated the subsections that describe the terms of the warrants. The Company has disclosed the terms and conditions of the warrants in several previous filings with the Commission, including the Company’s Form 8-K filed on March 6, 2006 and the Company’s Form 8-K filed on March 13, 2006.

Market Price Information, page 15

5.
Please update the information contained in this chart to include market price information for each full quarterly interim period in 2006 and the price information as of the latest practicable date. See Item 201(a) of Regulation S-K.

Pursuant to Item 201 of Regulation S-K, we have updated the chart to include market price information for each full quarterly interim period in 2006 and the price information as of the week ending August 25, 2006 (See page 15).

Determination of Offering Price, page 16

6.
Please delete this heading and the related text, which discusses the offering price of preferred stock and warrants that were issued in unregistered transactions. The manner in which the offering prices of those securities was determined in transactions that preceded the filing of the resale registration statement is of limited significance to investors in the offering you are registering.

As recommended by the Staff, we have deleted this heading and related text (See p. 16).

Selling Security Holders, page 17

7.
We refer you to comment 8 of our letter dated June 21, 2006. As previously stated all material transactions with a selling security holder that took place within the past three years must be provided to conform to the requirements of Item 507 of Regulation S-K. We note your statement that “certain of selling shareholders and/or their affiliates provide or from time to time have provided ….certain investment banking and other services to us…” Unless specifically discussed elsewhere in your Form S-3, please identify the selling security holders that have performed the referenced services and discuss the specific services they provide.

              We have reviewed Item 507 of Regulation S-K and identified all material transactions with a selling security holder within the past three years and identified the services provided by certain selling security holders accordingly (See pages 17-19).

8.
Please revise the table on page 17 to include the amount of securities of the class to be offered for the selling security holder’s account, the amount and (if one percent or more) the percentage of the class to be owned by such security holder after completion of the offering. See Item 507 of Regulation S-K.

               We have reviewed Item 507 of Regulation S-K and updated the table accordingly. The table now presents information related to the selling security holder’s accounts prior to the offering and after the offering, as well as the corresponding percentage ownership (See page 17).

Plan of Distribution, page 20

9.
We refer you to comment 10 of our letter dated June 21, 2006. We note your revisions, however, we are unable to locate a specific statement that the selling security holders are aware of our position on short sales. Please supplementally confirm that you have alerted the selling security holders to our position on short sales.

The selling security holders were apprised of the Commission’s position on short sales at the time of their respective acquisitions of the Company’s securities. The Company has also made available a copy of Interpretation A.65 of the July 1997 Publicly Available Telephone Interpretation Manual. We have included a statement in the section captioned “Plan of Distribution” concerning notice of the Commission’s position vis-à-vis selling security holders (See page 21).

Undertakings, page 28

10.	We note your response to comment 13 of our letter dated June 21, 2006. Please advise us to the consideration given to providing the undertaking pursuant to Item 512(a)(5)(ii).

We have reviewed Item 512(a)(5)(ii). The Company has revised the section captioned “Undertakings” to include the undertaking pursuant to Item 512(a)(5)(ii) (See page 28).

Legal Opinion

11.	Please specifically identify the number of shares that are being registered in the registration statement and that you are opining on.

As requested, in its legal opinion, the Company’s counsel has identified the number of shares that are being registered in the registration statement.

12.
We refer you to comment 19 of our letter dated June 21, 2006. It appears that your assumption “that at the time of issuance and sale, a sufficient number of shares of Common Stock are authorized and available for issuance,” is unnecessary as you will be able to determine whether the shares have been authorized as of the date of your opinion by referring to publicly filed documents and corporate records.

               The Company’s counsel has reviewed publicly filed documents and corporate records and determined that the shares of the Company’s stock were authorized as of the date of the opinion and has revised its opinion accordingly.

13.
The statement in your last paragraph that the opinion “may not be relied on by, nor copies delivered to, any other person or entity without our prior written consent” is inconsistent with the inclusion of the opinion in the filing. The opinion may be

14.	relied upon by investors in connection with this registration statement. Please revise accordingly.

The Company’s counsel has removed from its opinion letter the qualifying language cited by the Commission Staff.

Very truly yours,

/s/ John V. Moran
John V. Moran
Chief Executive Officer

cc: James R. Hagerty, Esq./Kalbian Hagerty LLP